Exhibit 99.1

Bitauto Announces Second Quarter 2017 Results

Revenue increased 54.7% year-over-year

Revenue from transaction services increased 188.1% year-over-year

BEIJING, August 15, 2017 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 2017[1].

Bitauto Second Quarter 2017 Highlights

•	Revenue in the second quarter of 2017 was RMB2.17 billion (US$320.2 million), a 54.7% increase from the corresponding period in 2016.

•	Gross profit in the second quarter of 2017 was RMB1.40 billion (US$206.2 million), a 62.2% increase from the corresponding period in 2016.

•	Income from operations in the second quarter of 2017 was RMB12.8 million (US$1.9 million), a 17.2% increase from the corresponding period in 2016.

•	Non-GAAP income from operations in the second quarter of 2017 was RMB294.2 million (US$43.4 million), a 62.9% increase from the corresponding period in 2016.

•	Net loss in the second quarter of 2017 was RMB63.3 million (US$9.3 million), compared to a net loss of RMB39.1 million (US$5.8 million) in the corresponding period in 2016.

•	Non-GAAP net income in the second quarter of 2017 was RMB225.4 million (US$33.2 million), a 69.2% increase from the corresponding period in 2016.

•	Basic and diluted net loss per ADS in the second quarter of 2017 was RMB2.34 (US$0.35) and RMB2.35 (US$0.35), respectively.

•	Non-GAAP basic and diluted net income per ADS in the second quarter of 2017 was RMB1.72 (US$0.25) and RMB1.60 (US$0.24), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto said, “In the second quarter of 2017 we saw exciting results from our operations amidst encouraging trends in online auto marketing. Total revenue grew 54.7% to reach RMB2.17 billion, as all of our business lines achieved solid growth. Most notably, transaction services generated RMB922.6 million in revenue representing 188.1% annual growth, while advertising and subscription services grew 13.1% year-over-year to RMB1.01 billion showing substantial pickup from recent periods.”

“Our efforts in three key enhancement areas set out for 2017 – traffic and content, conversion rate, and monetization – are paying off. With healthy market conditions and effective execution, we are confident to see continued growth for the rest of the year.”

Mr. Andy Zhang, president of Bitauto, said, “In another robust quarter for transaction services, the increasing contribution from our platform business was particularly encouraging. We constantly optimize services and products provided on our platform to best fulfill demands from today’s auto consumers who prefer the ease and transparency of online auto services. Our growing list of business partners includes auto dealers and financial institutions that are increasingly relying on us to tap into the digital consumer segment, while leveraging on our proven capability in online CRM and risk management.”

Ms. Cynthia He, chief financial officer of Bitauto, said, "In the second quarter, we continued to see profit pickup at all levels, which again demonstrates increased economies of scale and operational efficiency. We are excited by the market opportunities in front of us, and ample cash flow will allow us to spend and invest optimally for sustained growth as China’s preferred online auto consumption platform.”

Bitauto Second Quarter 2017 Results

Bitauto reported revenue of RMB2.17 billion (US$320.2 million) for the second quarter of 2017, representing a 54.7% increase from the corresponding period in 2016. The increase in revenue was primarily attributable to the growth of the Company's transaction services business and advertising and subscription business.

•	Revenue from the advertising and subscription business for the second quarter of 2017 was RMB1.01 billion (US$148.5 million), representing a 13.1% increase from RMB890.3 million (US$131.3 million) in the corresponding period in 2016.

•	Revenue from the transaction services business for the second quarter of 2017 was RMB922.6 million (US$136.1 million), representing a 188.1% increase from RMB320.3 million (US$47.2 million) in the corresponding period in 2016. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the second quarter of 2017 was RMB241.4 million (US$35.6 million), representing a 25.2% increase from RMB192.8 million (US$28.4 million) in the corresponding period in 2016.

Cost of revenue for the second quarter of 2017 was RMB772.7 million (US$114.0 million), representing a year-over-year increase of 42.7% from the corresponding period in 2016. The increase was primarily due to increased cost related to transaction services. Cost of revenue as a percentage of revenue in the second quarter of 2017 was 35.6%, compared to 38.6% in the corresponding period in 2016, showing economies of scale.

Gross profit for the second quarter of 2017 was RMB1.40 billion (US$206.2 million), representing a 62.2% increase from the corresponding period in 2016.

Selling and administrative expenses were RMB1.26 billion (US$186.2 million) for the second quarter of 2017, representing a 60.7% increase from the corresponding period in 2016. This increase was primarily attributable to the increase in Company’s marketing effort, headcount and related expenses, and, to a lesser extent, professional expenses incurred in relation to the Series C preferred shares issued by Yixin and subscribed by Bitauto in May 2017.

Product development expenses were RMB129.3 million (US$19.1 million) for the second quarter of 2017, representing a 27.7% increase from the corresponding period in 2016. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB71.0 million (US$10.5 million) in the second quarter of 2017, compared to RMB16.6 million (US$2.4 million) in the corresponding period in 2016. The increase was mainly due to the granting of restricted share units in the first half of 2017.

Income from operations in the second quarter of 2017 was RMB12.8 million (US$1.9 million), a 17.2% increase from the corresponding period in 2016.

Non-GAAP income from operations in the second quarter of 2017 was RMB294.2 million (US$43.4 million), representing a 62.9% increase from the corresponding period in 2016.

Investment income in the second quarter of 2017 was RMB38.4 million (US$5.7 million), compared to an investment loss of RMB1.9 million (US$0.3 million) in the corresponding period in 2016. The current quarter income included the disposal gain from one of the Company’s equity investees.

Income tax expense in the second quarter of 2017 was RMB103.1 million (US$15.2 million), compared to an income tax expense of RMB38.7 million (US$5.7 million) in the corresponding period in 2016. The increase was mainly due to the impact of increased income from operations for some of the Company’s subsidiaries.

Net loss in the second quarter of 2017 was RMB63.3 million (US$9.3 million), compared to a net loss of RMB39.1 million (US$5.8 million) in the corresponding period in 2016. Basic and diluted net loss per ADS, each representing one ordinary share, in the second quarter of 2017 amounted to RMB2.34 (US$0.35) and RMB2.35 (US$0.35), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB91.9 million (US$13.6 million).

Non-GAAP net income in the second quarter of 2017 was RMB225.4 million (US$33.2 million), representing a 69.2% increase from the corresponding period in 2016. Non-GAAP basic and diluted net income per ADS in the second quarter of 2017 amounted to RMB1.72 (US$0.25) and RMB1.60 (US$0.24), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB91.9 million (US$13.6 million).

As of June 30, 2017, the Company had cash and cash equivalents, time deposit and restricted cash of RMB7.63 billion (US$1.13 billion). Cash provided by operating activities, cash used in investing activities, and cash provided by financing activities in the second quarter of 2017 were RMB173.0 million (US$25.5 million), RMB4.76 billion (US$702.4 million), and RMB3.01 billion (US$444.5 million), respectively.

Accounts receivable, net was RMB2.48 billion (US$366.5 million) as of June 30, 2017, compared to RMB2.07 billion (US$305.1 million) as of December 31, 2016.

As of June 30, 2017, the Company's transaction services business had cash and cash equivalents and restricted cash of RMB4.04 billion (US$595.3 million), finance receivables of RMB19.68 billion (US$2.90 billion) and borrowings and nonrecourse securitization debt of RMB17.00 billion (US$2.51 billion).

The number of employees totaled 8,706 as of June 30, 2017, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 39.4% increase from June 30, 2016, primarily due to higher headcount in customer service teams supporting the Company's fast-growing transaction service business, as well as additional headcount from Kankanche which Bitauto acquired in the fourth quarter of 2016.

As of June 30, 2017, the Company had a total of 70,726,025 ordinary shares, with 34,775,744 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the second quarter of 2017 were calculated using a weighted average of 69,810,942 and 77,989,162 ADSs, respectively.

Third Quarter 2017 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.17 billion (US$320.1 million) to RMB2.22 billion (US$327.5 million) in the third quarter of 2017, representing a 42.3% to 45.6% increase from the corresponding period in 2016, or with direct vehicle sales being excluded, representing a 61.2% to 64.9% net revenue increase from the corresponding period in 2016.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on August 15, 2017 U.S. Eastern Time (8:00 PM on August 15, 2017 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	53645924

A replay of the conference call may be accessed by phone at the following number until August 22, 2017:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	53645924

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7793 to US$1.00, the effective noon buying rate as of June 30, 2017 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services mainly to automakers through its bitauto.com website as well as corresponding mobile applications, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is a leading automotive transaction services platform in China, which provides transaction facilitation services to automobile dealers and online automotive financial platform services to consumers and financial institutions including banks, auto finance companies and insurance companies.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as non-GAAP financial measures. Non-GAAP income from operations is defined as income from operations excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) professional expenses incurred for the issuance of preferred shares. Non-GAAP net income is defined as net income excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) professional expenses incurred for the issuance of preferred shares; (iv) share of amortization of equity investments' intangible assets not on their books; (v) investment income/(loss) associated with non-cash investment matters; and (vi) amortization of the BCF discount on the convertible notes. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li
Bitauto Holdings Limited
Phone: +86-10-6849-2145
ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA
Unaudited Condensed Consolidated Statements of Operations
	For the Three Months Ended		For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB
	(in thousands, except for share and per share data)

Revenue	1,403,378	2,170,632	3,716,074
Cost of revenue	(541,634)	(772,659)	(1,291,666)
Gross profit	861,744	1,397,973	2,424,408

Selling and administrative expenses	(785,509)	(1,262,490)	(2,183,486)
Product development expenses	(101,253)	(129,260)	(246,100)
Other gains, net	35,911	6,543	7,048
Income from operations	10,893	12,766	1,870

Interest income	6,265	23,253	38,979
Interest expense	(8,465)	(19,293)	(37,885)
Share of results of equity investees	(7,150)	(15,305)	(28,664)
Investment (loss)/income	(1,873)	38,400	74,723
(Loss)/Profit before tax	(330)	39,821	49,023

Income tax expense	(38,724)	(103,091)	(162,406)
Net loss	(39,054)	(63,270)	(113,383)

Net income/(loss) attributable to noncontrolling interests	862	7,096	(5,958)
Accretion to redeemable noncontrolling interests	36,521	91,865	172,177
Net loss attributable to Bitauto Holdings Limited	(76,437)	(162,231)	(279,602)

Other financial data
Non-GAAP net income	133,213	225,358	382,298

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended		For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB

Income from operations	10,893	12,766	1,870
Share-based payments	16,577	70,979	136,132
Amortization of intangible assets resulting from asset and business acquisitions	153,191	168,839	337,678
Professional expenses incurred for the issuance of preferred shares	-	41,638	41,638
Non-GAAP income from operations	180,661	294,222	517,318

Net loss	(39,054)	(63,270)	(113,383)
Share-based payments	16,577	70,979	136,132
Amortization of intangible assets resulting from asset and business acquisitions	153,191	168,839	337,678
Professional expenses incurred for the issuance of preferred shares	-	41,638	41,638
Share of amortization of equity investments' intangible assets not on their books	626	27	653
Investment loss/(income) associated with non-cash investment matters	1,873	(1,453)	(37,776)
Amortization of the BCF discount on the convertible notes	-	8,598	17,356
Non-GAAP net income	133,213	225,358	382,298

Non-GAAP net income per ADS
Basic	1.51	1.72	2.94
Diluted	1.47	1.60	2.73

SELECTED CONSOLIDATED FINANCIAL DATA
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	June 30, 2017
	RMB	RMB
	(in thousands)

Assets
Cash and cash equivalents	2,021,989	2,662,534
Time deposits	2,000	2,000
Restricted cash	5,475,576	4,816,704
Accounts receivable, net	2,068,615	2,484,811
Bills receivable	110,236	242,865
Other current assets	6,796,543	9,034,085
Non-current assets	13,459,797	17,599,408
Total assets	29,934,756	36,842,407

Liabilities
Accounts payable	1,603,577	1,754,796
Other current liabilities	10,350,339	14,777,456
Non-current liabilities	4,219,129	5,592,952
Total liabilities	16,173,045	22,125,204
Redeemable noncontrolling interests	3,939,646	5,165,106
Total equity	9,822,065	9,552,097
Total liabilities, redeemable noncontrolling interests and equity	29,934,756	36,842,407